

PRESS RELEASE

Milan, 9 March 2003 – Consistently with the fact that the Meeting of the Board of Directors of Telecom Italia S.p.A has been brought forward to 11 March 2003, the Meeting of the Board of Directors of Seat Pagine Gialle S.p.A. scheduled to approve the draft annual report and consolidated annual report for the year ended 31 December 2002 will also be brought forward to 11 March 2003.

Telecom Italia Communication & Media Relations
Press Internet and Media Office: 06.36882610
Comunicazione.stampa@seat.it

Investor Relations Seat PG: 06 51448424
Investor.relations@seat.it